August 10, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 5th Street NW - Mail Stop 7010

Washington, DC 20549-7010

Attn: Ms. Jennifer Hardy, Branch Chief

Re:	PW Eagle, Inc.
Form S-3/A filed June 28, 2005
File No. 333-124462

Form 10-K for fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
Form 8-K dated July 1, 2005
File No. 000-18050

Dear Ms. Hardy:

On behalf of PW Eagle, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated July 12, 2005. We appreciate the Staff’s prompt consideration of this response. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form S-3/A filed June 28, 2005

Risk Factors, page 4

We have a significant amount of outstanding debt .... page 5

1.	We note your response to prior comment three. We also note the statement on page six that “PW Eagle’s total current annual debt service obligation is approximately $11,045,000.” Please revise to clarify whether this amount is provided on a consolidated or unconsolidated basis. If this amount is provided on an unconsolidated basis, please revise to include the amount of annual debt service obligation for US Poly.

Ms. Jennifer Hardy

August 10, 2005

RESPONSE:

We have revised the risk factor so that it now reads as follows (changes in italics):

We have a significant amount of outstanding debt and must continue to operate our business to meet our outstanding obligations.

At March 31, 2005, PW Eagle had approximately $81,399,000 in outstanding debt on a consolidated basis under the PW Eagle and US Poly revolving credit facilities. Of this amount, approximately $70,929,000 was outstanding under the PW Eagle revolving credit facility, which bears interest at rates between 5.25% and 5.875%, and approximately $10,470,000 was outstanding under the US Poly Senior Credit Facility, which bears interest at a rate of 6.25%. At March 31, 2005, PW Eagle also had approximately $54,809,000 in other long-term debt obligations on a consolidated basis. PW Eagle’s total current annual consolidated debt service obligation is approximately $12,915,000.

At December 31, 2004, PW Eagle was in full compliance with all debt covenants. PW Eagle completed a refinancing in the fourth quarter of 2004 and has new senior and subordinated debt facilities in place. At December 31, 2004, US Poly was not in compliance with certain financial covenants of its Senior Credit Facility and Subordinated Debt Agreement. On March 10, 2005, the lenders waived all covenant violations and amended their Agreements such that we believe US Poly will be in compliance with the covenants in the future. In addition, the maximum borrowing under the Senior Credit Facility was increased to $15 million.

At March 31, 2005 both PW Eagle and USPoly were in compliance with all debt covenants.

We expect these new credit facilities to provide sufficient liquidity to operate our business and meet our obligations for the next several years. These conditions could change, however, if general economic conditions or other unforeseen events should cause a significant deterioration in our business results.

In the event of a default under our debt agreements, we would be required to either obtain a waiver from our lenders or amend our lending agreements. There is no assurance that

Ms. Jennifer Hardy

August 10, 2005

our lenders would waive any future default or agree to any future amendments of our credit facilities and leases. If we failed to obtain a waiver or an amendment, we would be required to obtain new financing from alternative financial sources. There is no assurance that we could obtain new financing, and if we did, there is no assurance that we could obtain terms as favorable as our current credit facilities.

2.	Revise this discussion to state whether PW Eagle and US Poly were in compliance with the required financial covenants as of March 31, 2005.

RESPONSE:

We have revised this section to confirm that PW Eagle and USPoly were in compliance with their respective financial covenants as of March 31, 2005. (See response in paragraph 1).

MD&A – Critical Accounting Policies, page 21

3.	We note your response to prior comment 17. Revise the risk factor related to your deferred tax asset in the current Form S-3 to disclose the amount of taxable income you are required to earn to fully realize your deferred tax asset and the time period over which you must earn it.

RESPONSE:

We have revised this risk factor by including the following language:

“The deferred tax assets are primarily the result of net operating loss carryforwards for federal and state tax purposes. These net operating losses, which expire at various dates through 2024, amounted to approximately $34.1 million and $25.7 million for federal and state tax purposes, respectively, at December 31, 2004. To fully utilize the deferred tax assets, the Company is required to earn these amounts of taxable income over the next 20 years. For the quarter ending March 31, 2005, our income before income taxes and minority interest, as reported in our Form 10 Q, amounted to $4.2 million.”

Ms. Jennifer Hardy

August 10, 2005

Note 2. Acquisitions and Divestitures, page 32

4.	We note your response to prior comment 20. Revise future filings to more fully address the facts and circumstances that lead to the change in your accounting for the investment in WL Plastics from the equity method to the cost method. It appears to us that this is a critical accounting policy and that additional disclosures are necessary. The additional disclosures should also address how you assess this investment for impairment.

RESPONSE:

We note your comment and undertake in future filings to more fully address the facts and circumstances that lead to the change in our accounting for the investment in WL Plastics from the equity method to the cost method and our method of assessing this investment for impairment.

Form 8-K dated July 1, 2005

5.	Demonstrate to us that the recently completed disposition is not significant and that pro forma financial statements are not required in the current Form S-3. In addition, tell us the amount of any gain or loss you recognized as a result of this disposition.

RESPONSE:

The disposed business constitutes 0.6% of consolidated assets and 1.0% of consolidated sales. We have conducted an analysis of the relevant portions of the Form 8-K rules and Regulation S-X and concluded that the disposition did not meet the threshold required for inclusion of pro forma financial statements in the current Form S-3.

The assets disposed were acquired in the acquisition of the business of Uponor Aldyl Company in September 2004 and were recorded at fair value based on an independent appraisal obtained at that time, then reduced by an allocation of the negative goodwill associated with the acquisition. We recorded a gain of approximately $1.3 million in connection with the disposition of these assets.

We acknowledge on behalf of the Company, having been authorized by the Company to do so, that: PW Eagle is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Jennifer Hardy

August 10, 2005

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and PW Eagle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose
Melodie R. Rose

Direct Dial: 612.492.7162
Email: mrose@fredlaw.com